SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 16h

Meta's Muse AI Agent Triggers Worries About Brokerage Stocks
barrons.com/advisor/articl... via @BarronsOnline

The same things that worry investors about @Muse should worry them about $RKT which has the highest gain on sale and highest APR for consumers across mortgage.

And if $BETR is run well, it should be a prime beneficiary as its rates are consistently the lowest amongst all large national mortgage companies.

AI agents can do math better than consumers and on behalf of consumers. This should be $BETR moment to shine. @betrmortgage

Rocket Companies I...
RKT **$11.81** -2.80%


Meta's Muse AI Agent Triggers Worries About Brokerage Stocks

From barrons.com

11 41 33K

Vishal Garg @vishal_better · 16h

This is going to be 100x in next 2 years, congratulations @coinbase @base team!!

> **Base** @base · Sep 23
>
> Coinbase Tokenized Stocks daily volume on Base
>
> Early, but up and to the right



$70M
$60M
$40M
$20M
$0
Blockworks
29 Jul 2026
8 Aug 2026
22 Aug 2026
5 Sep 2026
15 Sep 2026

1 9 1.4K


Vishal Garg @vishal_better · 16h
Someone has to enable lending against all of this... could be $BETR. We have the rails. We built them over the last year to launch the token backed mortgage with @coinbase and @FannieMae . Let's finish what we started. There's a $100 billion dollar company hiding inside $betr.
Show more
Better
Better Home & Finance Holding ...
BETR $11.43 -6%
RWA Foundation @RWAFoundation_ · Sep 23
1. Stocks will all be tokenized
2. Bonds will all be tokenized
3. Funds will all be tokenized
4. Real estate will be tokenized
5. Private credit will be tokenized...
4
11
63
26K

Vishal Garg @vishal_better · 1h

So $BETR's general counsel and securities counsel both reviewed our consents yesterday and acknowledged we have 46%+
@danielsethlewis knowingly had the company put out false statements.
We expect shareholders to be notified appropriately. Thank you.
Please vote GREEN to end this nonsense. Or register at betrvote.com

businesswire.com/news/home/2026....


Vote the GREEN Consent Card | BETR S...

From betrvote.com

2 1 5 767

BETR Vote @BETRvote · 6h

View our latest press release: bit.ly/4iMlkIw #BETRVote


VOTE THE GREEN CONSENT CARD
NASDAQ: BETR
GARG GROUP
Garg Group Demands Better Home & Finance Correct Materially Misleading Statements About the Current Level of Support for the Removal of Five Sitting Board Members
PROTECT YOUR INVESTMENT.
SIGN, DATE AND RETURN THE GREEN CONSENT CARD.
VISIT BETRVOTE.COM TO LEARN HOW TO VOTE.
| BETRVOTE.COM
| @BETRVOTE26

31

Vishal Garg @vishal_better · 3m

Thanks @HousingWire for covering the current mess caused by @danielsethlewis and his lies. $BETR. Stop this mess. Vote GREEN.
“Daniel Lewis has a history of bribing people. He bribed the Board. He tried to bribe Vishal, but Vishal turned him down; and now he bribed a shareholder
Show more

Better Home & Finance Holding ...
BETR **$11.17** -8.14%



Better committee opens probe as Garg pushes to oust five directors

From housingwire.com

2 66

2:50 94

$betr rate rangers

Today 1:42 AM

Adrien replied to you

More lies from Daniel Lewis. C...

“The company says the allegation came through independent counsel for a former employee.” Sounds like an employee made those allegations Vishal, not Daniel.

Edited

Today 5:58 AM

Thanks Adrien. I am going to restrain myself and the truth is going to come out eventually.

Today 7:55 AM

Joseph

@danielsethlewis Vishal recently said he highly doubts you can get CK heloc partnership launched, he said he hopes you could but knows you cant. This is a major statement. Daniel, would love your thoughts on this.



Message

You reposted

Luke @lukestocks0101 · 7h

Fired at 1pm on a Monday, about $40 million down on paper. Vishal Garg on the day he was removed as $BETR's CEO.

betrvote.com


powered by:
SILVIA
0:56

1 227

You reposted

Luke @lukestocks0101 · 7h

$BETR Shareholders: Vote the green consent solicitation card!!

betrvote.com


powered by:
SILVIA
0:43

1 2 255

Howdy Doody @HowdyDoody_1966 · 6h

You're destroying shareholder value, u piece of shit. You and that other piece of garbage belong in a prison cell.

6 4 242

Vishal Garg @vishal_better · 6h

Are you one of @danielsethlewis bots ? We both know he's the biggest hypocrite. First hiring a scorch and burn activist proxy guy with the companies money for $100k / week, then planting paid racist articles on LinkedIn torching me for being Indian American, then these bots with no history attacking me with these vague slurs.

Why don't you tell us who you really are Mr Daniel Lewis's paid troll.

6 1 290

xhemi.ai @xhemi2023 · 18h

Serious question tho, can you find investors to take this private, do all of these and bring it back for $10b? Obviously the public market is not good atm for this co.

2 · 80

Vishal Garg @vishal_better · 16h

I am here working to restore value in the public market for all shareholders. It would be easy to raise the money to buy this company from professional investors. A group of smart investors bought $70 mm of stock at $32 per share just a few months back and the company is a better

Show more

Better Home & Finance Holding ...
BETR **$11.00** -9.54%




Vote the GREEN Consent Card | BETR S...

From betrvote.com

1 · 1 · 2 · 933

You reposted

Luke @lukestocks0101 · 7h

Who runs $BETR if the board stays?

betrvote.com


powered by:
SILVIA
0:42

1 184

You reposted

Luke @lukestocks0101 · 7h

Vishal Garg on what a Better turnaround looks like if he gets the board changed $BETR

betrvote.com


powered by:
SILVIA
1:06

1 1 1 1.5K

You reposted

Ram Ahluwalia CFA, Lumida @ramahluwalia · 19h

BET ON FOUNDERS

Zuck made the right move replacing Turing Award winner Yann Le Cun with @alexandr_wang.

That was not an easy call on Zuck's part as it is a tacit admission of a wrong decision.

But, that's life. Zuck fixed it rather than manage perception - what most
Show more

Alexandr Wang (Chinese: 汪滔; pinyin: *Wāng Tāo*; [2] born January 1997) is an American entrepreneur. He has been the chief AI officer of Meta Platforms since 2025 and leads its Superintelligence Labs.[3] He is the co-founder and former CEO of Scale AI, an artificial intelligence company that provides data labeling and large language model evaluation services to develop AI applications.[4][5] In 2021, Wang became the world's youngest "self-made billionaire" at age 24.[6][7][8] *Forbes* estimated his net worth at $3.6 billion as of April 2025.[9]

Alexandr Wang

汪滔



55 | 85 | 1.4K | 207K